Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

May 28, 2013

Mr. Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation Current Report on Form 8-K Filed April 16, 2013 File No. 000-54527

Dear Mr. Riedler:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we acknowledge receipt of the letter from the Staff dated May 13, 2013 regarding the Company’s current report on Form 8-K (File No. 000-54527) (the “Form 8-K”) addressed to Gary Sekulski (the “Staff’s Letter”).

Due to various factors, including the recent restatement of the financial statements of Healthcare Corporation of America, the Company’s wholly owned subsidiary, and commencement of a tender offer by the Company, the Company will need additional time to respond to the comments in the Staff’s Letter. Therefore, we hereby request that the Company have until June 11, 2013 to file a response to the Staff’s Letter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP